PROSPECTUS SUPPLEMENT                           Filed pursuant to Rule 424(b)(3)
To Prospectus Dated September 24, 1997                Registration No. 333-09187


                                5,000,000 Shares

                                PhyMatrix Corp.

                    a Physician Practice Management Company

                                  Common Stock

                              --------------------


         PhyMatrix Corp.'s Prospectus dated September 24, 1997 is hereby supplemented to include the following:

         Effective July 15, 1997, PhyMatrix Corp., a Delaware corporation (the "Company"), entered into the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, PhyMatrix Acquisition I, Inc., a Delaware corporation ("PhyMatrix Acquisition"), Clinical Studies Ltd., a Delaware corporation ("CSL"), Dr. Michael Rothman, Dr. Walter Brown, Michael T. Heffernan and Ronald Phillips as Trustee of The Alexander Rothman 1993 Qualified Sub-Chapter S Trust and as Trustee of The Julie Rothman 1993 Qualified Sub-Chapter S Trust. Pursuant to the Merger Agreement, PhyMatrix Acquisition, a wholly-owned subsidiary of PhyMatrix, will merge with and into CSL (the "Acquisition"), and CSL will become a wholly-owned subsidiary of PhyMatrix. CSL is a site management organization conducting clinical research for pharmaceutical companies and clinical research organizations at 22 centers located in 11 states.

         PhyMatrix currently anticipates that, subject to the satisfaction of certain remaining conditions to closing set forth in the Merger Agreement, the Acquisition will be consummated on or about October 14, 1997. The Acquisition will be treated for accounting purposes as a pooling of interests.

         The purchase price for CSL will be paid to the stockholders of CSL in shares of PhyMatrix Common Stock. The number of shares of PhyMatrix Common Stock to be issued in the Acquisition is based upon the average last reported sale price per share for the five business days preceding the business day prior to the closing of the Acquisition (the "Last Reported Sale Price"). Based upon the current market price of PhyMatrix Common Stock (the closing price of PhyMatrix Common Stock on October 1, 1997 was $15.625), PhyMatrix currently anticipates that it will issue approximately 5.2 million shares of Common Stock under the Merger Agreement to the stockholders of CSL. If the Last Reported Sale Price is less than $13.50 or greater than $16.50, the Merger Agreement provides that the number of shares to be issued to the stockholders of CSL would increase or decrease, respectively. If the Last Reported Sale Price is $12.00 or less, each of PhyMatrix and CSL has the option to terminate the Merger Agreement.

         Following the Acquisition, PhyMatrix has agreed to use its best efforts to register under the Securities Act of 1933, as amended, the resale of the shares of PhyMatrix Common Stock acquired in the Acquisition.

         In connection with the Acquisition, the management of PhyMatrix has agreed to recommend Michael T. Heffernan, the Chief Executive Officer of CSL, for election to the Board of Directors of PhyMatrix, and PhyMatrix and Mr. Heffernan expect to enter into an employment agreement relating to Mr. Heffernan's continued services as Chief Executive Officer of CSL.

         Included as part of this Prospectus Supplement are (i)the Company's Unaudited Pro Forma Combined Balance Sheet as of July 31, 1997, (ii) the Company's Unaudited Pro Forma Combined Statements of Operations for the Six Months ended July 31, 1997, the year ended January 31, 1997 and the years ended December 31, 1995 and December 31, 1994, respectively, (iii) the audited combined financial statements of CSL as of and for the years ended December 31, 1996 and December 31, 1995, and (iv) the audited combined financial statements of CSL as of and for the year ended December 31, 1994.


                             ----------------------


           The date of this Prospectus Supplement is October 7, 1997.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION


The merger is to be accounted for in accordance with the pooling of interests method of accounting pursuant to APB Opinion No. 16. The pooling of interests method of accounting assumes that PhyMatrix Corp. ("PhyMatrix") and Clinical Studies, Ltd. and Clinical Marketing Ltd. (collectively "CSL") have been merged since their inception, and the historical consolidated financial statements for periods prior to consummation of the merger are restated as though the companies have been combined since January 1, 1994. Accordingly, the accompanying Unaudited Pro Forma Combined Financial Information gives effect to the transaction in accordance with pooling of interests accounting.

The following Unaudited Pro Forma Combined Statements of Operations for the six months ended July 31, 1997 and the years ended December 31, 1994 and 1995 and January 31, 1997 have been prepared to reflect the merger with CSL as if it had been completed on January 1, 1994. Adjustments have been made as described to record income tax expense on CSL's historical Statements of Operations. The Unaudited Pro Forma Combined Balance Sheet at July 31, 1997 gives effect to the merger with CSL as if such merger had occurred on July 31, 1997.

The Unaudited Pro Forma Combined Financial Information has been prepared based on the audited and unaudited historical financial statements of PhyMatrix and CSL, which statements are included herein. The Unaudited Pro Forma Combined Financial Information is not indicative of the results that would have occurred if the acquisition of CSL had occurred on the dates indicated or which may be realized in the future.

The Unaudited Pro Forma Combined Financial Information should be read in conjunction with (i) PhyMatrix' consolidated historical financial statements and related notes contained in the annual, quarterly and other reports filed by PhyMatrix with the Securities and Exchange Commission, (ii) CSL's audited historical combined financial statements for the years ended December 31, 1994, 1995 and 1996, and (iii) CSL's unaudited historical combined financial statements for the six months ended July 31, 1997.

The Unaudited Pro Forma Combined Financial Information has been prepared in accordance with generally accepted accounting principles. These principles require management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Unaudited Pro Forma Combined Statements of Operations are not necessarily indicative of future operating results.

                        PRO FORMA COMBINED BALANCE SHEETS
                               As of July 31, 1997
                                   (Unaudited)

                                                          PhyMatrix        Clinical                                  Pro Forma
                                                            Corp.           Studies             Adjustments          Combined
                                                            -----           -------             -----------          --------
 ASSETS
 Current assets
         Cash and cash equivalents                      $ 58,638,326      $   744,772       $  (10,150,000)(A)    $  49,233,098
         Receivables:
                 Accounts receivable, net of allowances   48,949,768        7,631,640                                56,581,408
                 Other receivables                         3,440,009                -                                 3,440,009
                 Notes receivable                          2,364,537                -                                 2,364,537
          Prepaid expenses and other current assets        5,538,993                -                   -             5,538,993
                                                           ---------         ---------          ---------           -----------
                         Total current assets            118,931,633        8,376,412          (10,150,000)         117,158,045


 Property, plant and equipment, net                       40,214,895          631,317                                40,846,212
 Notes receivable                                          7,884,700                -                                 7,884,700
 Goodwill, net                                            84,355,699        7,708,913                                92,064,612
 Management service agreements, net                       56,078,028                -                                56,078,028
 Investment in affiliates                                  3,517,934                -                                 3,517,934
 Other assets (including restricted cash)                 12,400,247          200,293                    -           12,600,540
                                                           ---------         ---------          ---------           -----------
                                                        $323,383,136      $16,916,935       $   (10,150,000)      $ 330,150,071
                         Total assets                      =========       ===========         ============         ===========

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities

         Current portion of debt and capital leases     $  3,522,190      $    87,091                             $   3,609,281
         Accounts payable                                  7,449,454          664,297                                 8,113,751
         Accrued compensation                              1,002,940          417,882                                 1,420,822
         Accrued and other current liabilities            12,353,045        1,603,125              478,000 (B)       14,434,170
                                                           ---------         ---------          ---------           -----------

                         Total current liabilities        24,327,629        2,772,395              478,000           27,578,024


 Long-term debt and capital leases, less current
 portion                                                   7,863,224        9,019,191                                16,882,415
 Convertible subordinated debentures                     100,000,000                -                               100,000,000
 Other long term liabilities                              11,759,706                -                                11,759,706
 Deferred tax liability                                            -                                     -
 Minority interest                                         1,854,455                -                    -            1,854,455
                                                           ---------         ---------          ---------           -----------
                         Total liabilities               145,805,014       11,791,586              478,000          158,074,600


 Commitments and contingencies
 Shareholders' equity:
         Common stock                                        239,269          627,940                                   867,209
         Additional paid in capital                      169,160,700          120,000                               169,280,700
         Retained earnings                                 8,178,153        4,377,409          (10,628,000)(A)(B)     1,927,562
                                                           ---------         ---------          ---------           -----------
                         Total shareholders' equity      177,578,122        5,125,349          (10,628,000)         172,075,471
                                                           ---------         ---------          ---------           -----------
  Total liabilities and shareholders' equity            $323,383,136      $16,916,935       $  (10,150,000)        $ 330,150,071
                                                         ============     ===========         ============          ===========

                   PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                         Six Months Ended July 31, 1997
                                   (Unaudited)



                                                                             Clinical                                Pro Forma
                                                           PhyMatrix          Studies             Adjustments         Combined
                                                           ---------          -------             -----------         ---------
                                                              (C)                 (D)

Net revenues from services                               $ 69,961,529       $13,128,176                           $ 83,089,705
Net revenue from management service agreements             75,685,223                 -                  -          75,685,223
                                                          -----------       -----------          -----------       -------------
                Total revenue                             145,646,752        13,128,176                  -         158,774,928
                                                          -----------       -----------          -----------       -------------


Operating costs and administrative expenses:
        Cost of affiliated physician management services   33,534,991                 -                             33,534,991
        Salaries, wages and benefits                       33,811,558         5,320,912                             39,132,470
        Professional fees                                   3,140,177         1,114,546                              4,254,723
        Supplies                                           19,719,512           180,932                             19,900,444
        Utilities                                           1,877,154           230,295                              2,107,449
        Depreciation and amortization                       4,533,310           323,684                              4,856,994
        Rent                                                6,521,290           635,456                              7,156,746
        Other                                              28,797,025         4,401,509                  -          33,198,534 (E)
                Total operating costs and                 -----------       -----------          -----------       -------------
                       administrative expenses            131,935,017        12,207,334                  -         144,142,351
                                                          -----------       -----------          -----------       -------------
        Operating income                                   13,711,735           920,842                  -          14,632,577
                                                                                                                             -

Interest expense, net                                       1,382,600           291,363                              1,673,963
Income from investment in affiliates                         (412,985)                -                  -            (412,985)
                                                          -----------       -----------          -----------       -------------

Income before provision for income taxes                   12,742,120           629,479                  -          13,371,599
Income tax expense                                          4,545,904                 -            251,792 (F)       4,797,696
                                                          -----------       -----------          -----------       -------------

Net income (loss)                                        $  8,196,216        $  629,479          $(251,792)        $ 8,573,903
                                                          ===========       ===========          ===========       =============

Net income per weighted average share                    $       0.34                                              $      0.29
                                                          -----------                                              ------------
Weighted average number of shares outstanding (I)          23,863,289                                               29,108,722
                                                           ===========                                              =============

                   PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                                   (Unaudited)


                                                                                Clinical                             Combined
                                                              PhyMatrix         Studies                              Pro Forma
                                                              Year Ended        Year Ended                           Year Ended
                                                              January 31,       December 31,                         January 31,
                                                                 1997              1996           Adjustments           1997
                                                              ---------           -------         -----------         ---------
                                                                (C)                (D)
 Net revenues from services                                  $ 99,773,277     $ 18,040,124                       $  117,813,401
 Net revenue from management service agreements                90,187,458                -              -            90,187,458
                                                               ----------       ----------        ----------         ----------
                 Total revenue                                189,960,735       18,040,124              -           208,000,859
                                                               ----------       ----------        ----------         ----------

 Operating costs and administrative expenses:
         Cost of affiliated physician management services      42,245,211                -                           42,245,211
         Salaries, wages and benefits                          52,313,062        6,037,786                           58,350,848 (E)
         Professional fees                                      4,119,161        3,202,688                            7,321,849 (E)
         Supplies                                              26,939,628          263,277                           27,202,905
         Utilities                                              2,562,328          306,156                            2,868,484
         Depreciation and amortization                          7,144,588          237,875                            7,382,463
         Rent                                                   7,653,298          865,514                            8,518,812
         Provision for bad debt                                 4,607,888                -                            4,607,888
         Other                                                 22,534,066        3,824,996              -            26,359,062 (E)
                                                               ----------       ----------        ----------         ----------
                 Total operating costs and
                        administrative expenses               170,119,230       14,738,292              -           184,857,522
                                                               ----------       ----------        ----------         ----------
          Operating income                                     19,841,505        3,301,832                           23,143,337


 Interest expense, net                                          1,288,837           68,373                            1,357,210
 Interest expense, shareholder                                    369,366                -                              369,366
 Income from investment in affiliates                            (709,295)               -              -              (709,295)
                                                               ----------       ----------        ----------         ----------

 Income before provision for income taxes                      18,892,597        3,233,459                           22,126,056
 Income tax expense                                             6,836,066                -       1,293,385 (F)        8,129,451
                                                               ----------       ----------        ----------         ----------
                                                                                                                             -

 Net income (loss)                                           $ 12,056,531     $   3,233,459    $(1,293,385)       $  13,996,605
                                                              ===========        ==========     ==========           ==========
 Net income per weighted average share                       $       0.54                                         $        0.50
                                                              -----------                                            ==========
 Weighted average number of shares outstanding (I)             22,511,448                                            27,756,881
                                                              ===========                                            ==========


                   PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                          Year Ended December 31, 1995
                                   (Unaudited)



                                                                                           Clinical              Combined
                                                                     PhyMatrix              Studies              Pro Forma
                                                                     ---------              -------              ---------
                                                                       (C)                    (D)

 Net revenues from services                                        $ 48,360,716          $ 13,351,843         $  61,712,559
 Net revenue from management service agreements                      22,372,566                     -            22,372,566
                                                                    -----------           -----------            ----------
                 Total revenue                                       70,733,282            13,351,843            84,085,125
                                                                    -----------           -----------            ----------


 Operating costs and administrative expenses:
         Cost of affiliated physician management services             9,655,973                     -             9,655,973
         Salaries, wages and benefits                                29,708,554             3,832,215            33,540,769
         Salaries, wages and benefits - related party                 2,267,891                     -             2,267,891
         Professional fees                                            2,571,459             1,895,438             4,466,897 (E)
         Professional fees - related party                              273,941                     -               273,941
         Supplies                                                    11,864,514               252,848            12,117,362
         Utilities                                                    1,307,564               191,191             1,498,755
         Depreciation and amortization                                3,862,519                92,992             3,955,511
         Rent                                                         4,043,465               598,679             4,642,144
         Rent - related party                                           459,732                     -               459,732
         Earnout payment                                              1,271,000                     -             1,271,000
         Provision for closure loss                                   2,500,000                     -             2,500,000
         Provision for bad debt                                         744,111                     -               744,111
         Other                                                        5,409,676             3,581,276             8,990,952 (E)
         Other - related party                                          728,116                     -               728,116
                                                                    -----------           -----------            ----------
                 Total operating costs and
                        administrative expenses                      76,668,515            10,444,639            87,113,154
                                                                    -----------           -----------            ----------
          Operating income (loss)                                    (5,935,233)            2,907,204            (3,028,029)

                                                                                                                          -

 Interest expense, net                                                3,144,027               (23,971)            3,120,056
 Interest expense, shareholder                                        1,708,174                     -             1,708,174
 Minority interest                                                      806,637                     -               806,637
 Income from investment in affiliates                                  (569,156)                    -              (569,156)
                                                                    -----------           -----------            ----------

 Income (loss) before provision for income taxes                    (11,024,915)            2,931,175            (8,093,740)

 Income tax expense (G)                                                      -                      -                     -
                                                                    -----------           -----------            ----------

                                                                                                                          -
 Net income (loss)(H)                                              $(11,024,915)         $  2,931,175         $  (8,093,740)
                                                                   ============            ==========           ===========


                   PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                          Year Ended December 31, 1994
                                   (Unaudited)


                                                                                             Clinical             Pro Forma
                                                                    PhyMatrix                 Studies             Combined
                                                                   ----------               ----------            ---------
                                                                     (C)                      (D)
 Net revenues from services                                        $2,446,821              $4,921,285            $7,368,106
 Net revenue from management service agreements                             -                       -                     -
                                                                   ----------              ----------            ----------
                 Total revenue                                      2,446,821               4,921,285             7,368,106
                                                                   ----------              ----------            ----------

 Operating costs and administrative expenses:
         Cost of affiliated physician management services                   -                                             -
         Salaries, wages and benefits                               1,207,750               1,813,752             3,021,502
         Salaries, wages and benefits - related party                 934,200                       -               934,200
         Professional fees                                             58,665                 815,747               874,412(E)
         Professional fees - related party                            253,995                       -               253,995
         Supplies                                                     404,911                 278,045               682,956
         Utilities                                                     77,416                 124,223               201,639
         Depreciation and amortization                                107,387                  58,851               166,238
         Rent                                                          56,244                 305,647               361,891
         Rent - related party                                         192,242                       -               192,242
         Other                                                         53,665               1,623,017             1,676,682(E)
         Other - related party                                        249,316                       -               249,316
                                                                   ----------               ---------             ---------
            Total operating costs and administrative expenses       3,595,791               5,019,282             8,615,073
                                                                   ----------               ---------             ---------
           Operating loss                                          (1,148,970)                (97,997)           (1,246,967)
                                                                                                                          -
 Interest expense, net                                                 95,069                     705                95,774
  Minority interest                                                    52,698                       -                52,698
                                                                   ----------               ---------             ---------
 Loss before provision for income taxes                            (1,296,737)                (98,702)           (1,395,439)
 Income tax expense (G)                                                     -                       -                     -
                                                                   ----------               ---------             ---------
 Net loss (H)
                                                                  $(1,296,737)               $(98,702)          $(1,395,439)
                                                                  ===========               =========           ===========

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION




A. To record estimated transaction expenses and the one-time costs to buy out a consulting contract as shown below:

                                                    Clinical
                                                     Studies                PhyMatrix                   Total
                                                ------------------      -------------------      --------------------
Legal                                                  $  200,000                 $300,000                $  500,000
Accounting                                                200,000                  175,000                   375,000
Investment Banking                                      3,600,000                  325,000                 3,925,000
Other                                                     250,000                  100,000                   350,000
                                                ------------------      -------------------      --------------------
     Subtotal transaction expenses                      4,250,000                  900,000                 5,150,000
                                                ------------------      -------------------      --------------------
CNS Consulting (1)                                      5,000,000                        0                 5,000,000
                                                ==================      ===================      ====================
     Total                                             $9,250,000                 $900,000               $10,150,000
                                                ==================      ===================      ====================

(1)      Represents buyout of consulting contract.

NOTE: The transaction will be accounted for using the pooling of interests method of accounting and, therefore, these transaction expenses and the one-time costs to buy out a consulting contract will be recorded as a one-time charge on PhyMatrix' Statement of Operations during the quarter in which the transaction closes.

B. Represents the estimated remaining dividends to be paid in connection with CSL's shareholders' S corporation tax liability for the period ended July 31, 1997.

C. Derived from the audited combined statements of operations of PhyMatrix for the period from June 24, 1994 (inception) to December 31, 1994 and the year ended December 31, 1995 and the audited consolidated statement of operations for the year ended January 31,1997, and the unaudited six months ended July 31, 1997. In January 1996, the Company changed its fiscal year end from December 31, to January 31.

D. Derived from the audited combined statements of operations of CSL for the years ended December 31, 1994, 1995 and 1996, including certain reclassifications to conform to the PhyMatrix presentation and the unaudited six months ended July 31, 1997. The audited combined financial statements of CSL for the years ended December 31, 1994, 1995 and 1996 are attached as Annex D.

E. The following items reflect noncontinuing charges incurred by CSL during the respective periods:

                                                                                                                        Six
                                                                                                                       Months
                                                                              Year Ended                               Ended
                                                         ------------------------------------------------------
                                                          December 31,       December 31,        December 31,         July 31,
                                                              1994               1995                1996               1997
                                                         ---------------     --------------     ---------------     -------------
                                                          (unaudited)         (unaudited)        (unaudited)        (unaudited)
Salaries expense related to the equity interest            $        -         $        -           $  628,000        $        -
granted to an officer of CSL.  During January
1997, the officer entered into an employment
agreement with no provisions for sharing of profits
or proceeds.

Consulting fees based on a profit sharing                      120,000            433,000             314,000                 -
arrangement.  The profit sharing arrangement was
terminated during 1997.

Management fees paid to the principal shareholders             802,000          1,700,000             987,000           907,000
of CSL
                                                         ---------------     --------------     ---------------     -------------

Total nonrecurring items                                       922,000          2,133,000           1,929,000           907,000

After tax impact of nonrecurring items                         922,000          2,133,000           1,157,400           544,200

PhyMatrix pro forma net income (loss)                       (1,395,439)        (8,093,740)         13,996,605(1)      8,573,903

PhyMatrix pro forma net income (loss) adjusted for         $  (473,439)       $(5,960,740)        $15,154,005        $9,118,103
nonrecurring items

PhyMatrix pro forma EPS adjusted for nonrecurring                    -                  -               $0.55             $0.31
items(I)

(1) Represents the PhyMatrix pro forma net income for the year ended January 31, 1997.


F. Represents an adjustment of $1,293,385 and $251,792 during the year ended January 31, 1997 and the six months ended July 31, 1997 for income taxes on the adjusted CSL net income at an estimated tax rate of 40%. No income taxes were provided in the historical financial statements of CSL because CSL had elected to be treated as an S Corp.

G. Provisions for income taxes have not been reflected for the years ended December 31, 1994 and 1995 because there is no taxable income on a combined basis.

H. Prior to January 23, 1996 (date of PhyMatrix' initial public offering), there were no outstanding shares of Common Stock and, accordingly, no earnings per share.

I. Pro forma combined weighted average number of shares outstanding includes 5,245,433 shares estimated to be issued to the stockholders of CSL pursuant to the merger. The actual shares to be issued will be determined based on the average closing price of the Common Stock for the five business days prior to the merger.

[LETTERHEAD]                             Clinical Studies Ltd.
[LOGO Deloitte & Touche LLP]             And Clinical Marketing Ltd.

                                         Combined Financial Statements for the
                                         Years Ended December 31, 1996 and 1995
                                         and Independent Auditors' Report







---------------
Deloitte Touche
Tohmatsu
International
-------------

CLINICAL STUDIES LTD.
AND CLINICAL MARKETING LTD.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                  Page

INDEPENDENT AUDITORS' REPORT                                        1

COMBINED FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 1996 AND 1995:

  Combined Balance Sheets                                           2

  Combined Statements of Operations                                 3

  Combined Statements of Stockholders' Equity                       4

  Combined Statements of Cash Flows                                 5

  Notes to Combined Financial Statements                          6-15

[LETTERHEAD]                        -----------------------------------------------------------------------------------------------
[LOGO Deloitte & Touche LLP]                125 Summer Street                        Telephone: (617) 261-8000
                                    Boston, Massachusetts 02110-1617                 Facsimile: (617) 261-8111

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
   Clinical Studies Ltd. And Clinical Marketing Ltd.
Providence, RI

We have audited the accompanying combined balance sheets of Clinical Studies Ltd. ("CSL") and Clinical Marketing Ltd. ("CML") (collectively the "Companies") as of December 31, 1996 and 1995, and the related combined statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of Clinical Studies Ltd. and Clinical Marketing Ltd. as of December 31, 1996 and 1995, and the results of their combined operations and their combined cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
May 28, 1997


---------------
Deloitte Touche
Tohmatsu
International
-------------

CLINICAL STUDIES LTD. AND CLINICAL MARKETING LTD.

COMBINED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995

---------------------------------------------------------------------------------------------------------
ASSETS                                                                     1996                   1995
CURRENT ASSETS:
  Cash and cash equivalents                                            $ 1,428,276             $3,595,454
  Contract receivables (net of allowance for contract
    adjustments of $278,000 and $236,000 in 1996
    and 1995, respectively)                                              5,897,469              2,210,028
                                                                       -----------             ----------

        Total current assets                                             7,325,745              5,805,482
                                                                       -----------             ----------

PROPERTY AND EQUIPMENT:
  Furniture and office equipment                                           407,892                255,425
  Medical equipment                                                        343,138                285,249
  Vehicles                                                                  12,758                 12,758
                                                                       -----------             ----------

        Total                                                              763,788                553,432

  Less accumulated depreciation and amortization                          (302,019)              (178,669)
                                                                       -----------             ----------

        Property and equipment, net                                        461,769                374,763
                                                                       -----------             ----------

INTANGIBLE ASSETS, Net                                                   7,257,298                     --
                                                                       -----------             ----------

OTHER ASSETS                                                               141,546                 99,949
                                                                       -----------             ----------

TOTAL                                                                  $15,186,358             $6,280,194
                                                                       ===========             ==========

LIABILITIES AND STOCKHOLDERS'
  EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt                                    $    90,069             $   44,581
  Accounts payable and accrued expenses                                  1,707,955              1,432,086
  Deferred revenue                                                       1,182,224              1,940,180
                                                                       -----------             ----------

        Total current liabilities                                        2,980,248              3,416,847
                                                                       -----------             ----------

LONG-TERM DEBT-Less current portion                                      7,317,740                104,484
                                                                       -----------             ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock: Clinical Studies Limited, no par value-
    authorized, 1,000 shares; issued
    and outstanding, 100 shares                                                100                    100
  Clinical Marketing Limited, no par value-
    authorized, 8,000 shares; issued
    and outstanding, 235 shares in 1996 and
    200 shares in 1995                                                     627,840                    200
  Additional paid-in capital                                               120,000                120,000
  Retained earnings                                                      4,140,430              2,638,563
                                                                       -----------             ----------

        Total stockholders' equity                                       4,888,370              2,758,863
                                                                       -----------             ----------

TOTAL                                                                  $15,186,358             $6,280,194
                                                                       ===========             ==========

See notes to combined financial statements.

CLINICAL STUDIES LTD. AND CLINICAL MARKETING LTD.

COMBINED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1996 AND 1995

-------------------------------------------------------------------------------------------------------------

                                                                           1996                       1995
REVENUE                                                                $18,040,124                $13,351,843

OPERATING EXPENSES                                                      14,738,292                 10,444,639
                                                                       -----------                -----------

INCOME FROM OPERATIONS                                                   3,301,832                  2,907,204
                                                                       -----------                -----------

OTHER INCOME (EXPENSE):
  Interest income                                                           75,833                     42,242
  Interest expense                                                        (144,206)                   (18,271)
                                                                       -----------                -----------

        Total other income (expense)                                       (68,373)                    23,971

                                                                       -----------                -----------

NET INCOME                                                             $ 3,233,459                $ 2,931,175
                                                                       ===========                ===========

See notes to combined financial statements.

CLINICAL STUDIES LTD. AND CLINICAL MARKETING LTD.

COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

                                                              CSL               CML
                                                             No Par            No Par
                                                              Value             Value    Additional     Retained           Total
                                                    CSL      Common     CML    Common      Paid-in      Earnings       Stockholders'
                                                   Shares     Stock    Shares   Stock      Capital      (Deficit)          Equity

BALANCE, JANUARY 1, 1995                            100       $100       --   $     --    $120,000     $  (72,612)      $   47,488

  Issuance of common stock                           --         --      200        200          --             --              200

  Net income                                         --         --       --         --          --      2,931,175        2,931,175

  Dividends                                          --         --       --         --          --       (220,000)        (220,000)
                                                    ---        ---      ---   --------    --------     ----------        ---------

BALANCE, DECEMBER 31, 1995                          100        100      200        200     120,000      2,638,563        2,758,863

  Issuance of common stock (see Note 5)              --         --       35    627,640          --             --          627,640

  Net income                                         --         --       --         --          --      3,233,459        3,233,459

  Dividends                                          --         --       --         --          --     (1,731,592)      (1,731,592)
                                                    ---        ---      ---   --------    --------     ----------        ---------

BALANCE, DECEMBER 31, 1996                          100       $100      235   $627,840    $120,000     $4,140,430       $4,888,370
                                                    ===       ====      ===   ========    ========     ==========       ==========

See notes to combined financial statements.

CLINICAL STUDIES LTD. AND CLINICAL MARKETING LTD.

COMBINED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------


                                                                                 1996              1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                 $ 3,233,459       $ 2,931,175
  Adjustments to reconcile net income to net cash (used for) provided by operating activities:
      Depreciation and amortization                                              237,078            92,992
      Issuance of common stock as compensation                                   627,640                --
      Increase (decrease) in cash from:
        Contract receivables                                                  (3,687,441)       (1,995,853)
        Other assets                                                             (41,597)          (86,016)
        Accounts payable and accrued expenses                                    275,869         1,131,453
        Deferred revenue                                                        (757,956)        1,882,780
                                                                             -----------        -----------

          Net cash (used for) provided by operating activities                  (112,948)        3,956,531
                                                                             -----------        -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Amount paid for acquired operations                                         (3,200,000)               --
  Purchase of equipment, net                                                    (210,356)         (211,400)
                                                                             -----------         -----------

          Net cash used for investing activities                              (3,410,356)         (211,400)
                                                                             -----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under revolving bank line-of-credit, net                          3,132,300                --
  Payments on:
    Note payable                                                                  (2,750)           (1,144)
    Obligations under capital leases                                             (41,832)          (36,135)
  Dividends to stockholders                                                   (1,731,592)         (220,000)
  Issuance of common stock                                                  `         --               200
                                                                             -----------        -----------

          Net cash provided by (used for) financing activities                 1,356,126          (257,079)
                                                                             -----------        -----------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                              (2,167,178)        3,488,052

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   3,595,454           107,402
                                                                             -----------        -----------

CASH AND CASH EQUIVALENTS, END OF YEAR                                       $ 1,428,276       $ 3,595,454
                                                                             ===========       ===========

SUPPLEMENTAL CASH FLOW INFORMATION-Interest payments                         $   121,082       $    18,000
                                                                             ===========       ===========

SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITIES:
    CSL issued $3,950,000 of notes payable in 1996 in connection with acquisitions. CSL accrued $221,025 of contingent payments in 1996 in connection with acquisitions. CML issued 35 shares of common stock as compensation in 1996 at a value of $627,640

See notes to combined financial statements.

CLINICAL STUDIES LTD. AND CLINICAL MARKETING LTD.

NOTES TO COMBINED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.  NATURE OF BUSINESSES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Businesses-Clinical Studies Ltd. ("CSL") performs clinical research studies sponsored by pharmaceutical companies and managed by contract research organizations. CSL enrolls patients, administers medications and submits data to sponsors for analysis. CSL operates in Rhode Island, Massachusetts, Florida, Arizona and Pennsylvania.

    Clinical Marketing Ltd. ("CML"), which began operations on September 1, 1995, provides advertising and mixed media promotion services, primarily for CSL.

    CSL and CML have common owners.

    Principles of Combination-The combined financial statements include the accounts of CSL and CML (collectively the "Companies"). All significant intercompany accounts and transactions are eliminated in combination.

    Property and Equipment-Property and equipment are recorded at cost. Capital lease property and equipment is recorded at the lower of fair market value at the inception of the lease or the present value of the minimum lease payments required. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or, in the case of capital lease property and equipment and leasehold improvements, over the lesser of the life of the lease or the estimated useful life of the asset, as follows:

                                                                   Life

    Furniture and office equipment                                5 years
    Medical equipment                                             5 years
    Vehicles                                                      4 years

    Intangible Assets-Intangible assets consist primarily of goodwill, noncompete agreements and trained workforces acquired in the purchase of clinical site operations during 1996. The purchase price in excess of net assets acquired (goodwill) is amortized on a straight-line basis over twenty years. The Company evaluates the carrying value of goodwill based upon current and anticipated net income and undiscounted cash flows, and recognizes an impairment when it is probable that such estimated future net income and/or cash flows will be less than the carrying value of goodwill. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value. The costs allocated to noncompete agreements and the trained workforces are amortized on a straight-line basis over five and three years, respectively. Accumulated amortization amounted to approximately $114,000 for all intangible assets at December 31, 1996. There were no intangible assets recorded through 1995.

1.  NATURE OF BUSINESSES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    (CONTINUED)


    Income Taxes-The Companies, with the consent of their stockholders, have elected to be treated as S Corporations as provided under the Internal Revenue Code (the "Code"), whereby income taxes are the responsibility of the stockholders. Accordingly, the Companies' combined statements of operations do not include provisions for income taxes. Dividends are primarily intended to reimburse stockholders for income tax liabilities incurred.

    Revenue Recognition-CSL generates revenue based on contracts to perform clinical studies. Generally, these contracts specify the fees to be received as services are provided to patients enrolled in the studies. Revenues are recognized as patient visits are conducted and such services are provided. Costs related to the studies are expensed as incurred. Payments received prior to providing services are recorded as deferred revenue.

    CML generates revenue, primarily from CSL, based upon reimbursement of actual advertising and marketing expenses incurred plus a markup. Such revenue is eliminated in the combined financial statements.

    Cash and Cash Equivalents-Cash and cash equivalents include demand deposits held at financial institutions and short-term investments purchased with remaining maturities of three months or less.

    Use of Estimates-Preparation of the Companies' financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. The primary estimates underlying the Companies' combined financial statements include allowances for contract adjustments, deferred revenue, useful lives of long-lived assets and the amount of future earnings of acquisitions having contingent earnouts payable. Management bases its estimates on certain assumptions, which they believe are reasonable in the circumstances, and while actual results could differ from those estimates, management does not believe that changes in those assumptions in the near term would have a material effect on the Companies' combined financial position or results of operations.

    During 1996, the Companies revised their estimate of future employee benefits. Based on an analysis of actual employee activities, management revised their estimate of accrued nonvesting sick-pay benefits. The revision resulted in an increase in net income for the year ended December 31, 1996 of approximately $190,000.

    Risks and Uncertainties-The Companies' businesses could be impacted by the failure of key customers, increasing competition in the pharmaceutical drug testing industry, federal and state legislation in the area of pharmaceutical drug testing and the departure of key trial investigators. Also, for a number of clinical trial programs, the Companies believe that industry protocols have resulted in final settlement of contract receivables being prolonged due to delays in the finalization of the testing program and data analysis. Changes in these areas could adversely impact the Companies' operations in the future.

1.  NATURE OF BUSINESSES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    (CONTINUED)

    Business and Credit Concentrations-The Companies are involved in the performance of clinical research trials for pharmaceutical companies and contract research organizations. Credit is granted without collateral to these customers. During the year ended December 31, 1996, revenue from three customers represented 21%, 12% and 11% of combined revenue. During the year ended December 31, 1995, revenue from one customer represented 35% of combined revenue. The Companies' largest ten customers accounted for 65% of total accounts receivable at December 31, 1996, of which two customer balances represented 14% and 13%. No other customer balances exceeded 10% of total accounts receivable at December 31, 1996.

    Accounting Pronouncements--Effective January 1, 1996, the Companies adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with the provisions of SFAS No. 123, the Companies elected to account for stock-based compensation under the provisions of APB 25. The adoption of SFAS Nos. 121 and 123 did not have a material impact on the Companies' combined financial statements.


2.  CONTRACT RECEIVABLES

    Contract receivables consisted of the following at December 31:

                                                         1996           1995

     Contracts in progress:
       Billed                                         $  678,445     $       --
       Unbilled                                        5,497,024      2,446,028
     Less: allowance for contract adjustments           (278,000)      (236,000)
                                                      ----------     -----------
                                                      $5,897,469     $2,210,028
                                                      ==========     ===========

    Substantially all of the Companies' contracts are subject to final adjustment upon close-out of the contracts with customers. Management estimates that such adjustments, if any, will not be materially different than the allowance recorded.

3.  LONG-TERM DEBT

    Long-term debt consisted of the following at December 31:

                                                         1996           1995

     Revolving bank line-of-credit                    $3,132,300     $       --
     Acquisition notes payable                         3,950,000             --
     Acquisition earnouts payable                        221,025             --
     Other note payable                                    8,203         10,953
     Capital lease obligations                            96,281        138,112
                                                      ----------     -----------
     Total                                             7,407,809        149,065

     Less current portion                                 90,069         44,581
                                                      ----------     -----------
     Long-term portion                                $7,317,740     $  104,484
                                                      ==========     ===========

    Revolving Bank Line-of-Credit-On October 1, 1996, CSL entered into a $5,000,000 revolving line-of-credit agreement with a bank. Interest, payable monthly, is computed at 1/4% above the bank's base rate (7.86% at December 31, 1996). Such agreement is collateralized by a security interest in all assets and the stock of both CSL and CML. The agreement expires on September 30, 1999. In connection with this line-of-credit agreement, CSL is subject to certain restrictive loan covenants, which provide for, among other things, the maintenance of certain financial ratios. The most restrictive financial covenants are the requirement to combined net income of $100,000 per quarter and maintain a minimum net worth of $2.45 million at all times.

    Acquisition Notes Payable-In connection with the acquisitions during 1996 (see Note 8), CSL issued uncollateralized promissory notes with maturity dates as follows:

       Amount                                                   Due Date

     $  250,000                                             January 1, 1998
        500,000                                             January 1, 1999
      1,000,000                                            November 2, 1999
      2,000,000                                             October 3, 2001
        100,000                                             August 31, 2001
        100,000                                             August 31, 2000

    Interest on all acquisition notes payable is paid quarterly in arrears at an annual interest rate of 7%.

    In the event of a public offering of its shares by the Companies, these notes are convertible into common stock at the option of the note holders.

    Acquisition Earnouts Payable-In connection with one of the business acquisitions in 1996 (see Note 8), minimum earnout payments of $221,025 were established in the purchase agreement and have been accrued in the accompanying combined financial statements. These minimum payments are due as follows:

     Year                                                         Amount

     1997                                                       $ 40,000
     1998                                                         42,000
     1999                                                         44,100
     2000                                                         46,305
     2001                                                         48,620
                                                                --------
     Total                                                      $221,025
                                                                ========


    Other Note Payable-CSL has a note payable, collateralized by a vehicle, with a financing company. Such note requires monthly payments of approximately $300 for principal and interest through September 1999 and is collateralized by the vehicle.

    Scheduled maturities of the note payable at December 31, 1996 are as follows:

     Year                                                         Amount

     1997                                                         $2,978
     1998                                                          3,225
     1999                                                          2,000
                                                                  ------
     Total                                                        $8,203
                                                                  ======

    Capital Leases-CSL leases certain equipment under capital leases. At December 31, 1996 and 1995 the cost of this equipment was $210,000. Accumulated amortization at December 31, 1996 and 1995 was approximately $126,000 and $84,000, respectively. The future minimum lease payments under the capital leases, together with the present value of the net minimum lease payments as of December 31, 1996, are as follows:

     Year                                                         Amount

     1997                                                       $ 55,943
     1998                                                         47,974
     1999                                                          2,811
     2000                                                          1,727
                                                                --------
     Net minimum lease payments                                  108,455

     Less amount representing interest                            12,174
                                                                --------
     Present value of net minimum lease payments                  96,281

     Less current portion                                         47,091
                                                                --------
     Long-term portion of obligation under capital lease        $ 49,190
                                                                ========
4.  EMPLOYEE BENEFIT PLAN

    The Companies participate in a profit-sharing plan (the "plan") for all employees which qualifies under Section 401(k) of the Code. The plan covers all employees who have completed six months of service and have atttained age twenty-one. The Companies allow eligible employees to contribute up to 15% of their compensation and the Companies may match up to 20% of the employees' first 5% of covered compensation. The Companies may elect to make additional contributions at the discretion of the Board of Directors. The Companies made contributions to the plan of approximately $14,500 and $34,000 for the years ended December 31, 1996 and 1995, respectively.

5.  RELATED-PARTY TRANSACTIONS

    Included in operating expenses are discretionary management fees paid or accrued to the principal shareholders of CSL for management-related services. Approximately $987,000 and $1,700,000 of such management fees were incurred for the years ended December 31, 1996 and 1995, respectively, and are included in operating expenses.

    A key officer of CSL entered into an employment agreement with CSL, dated January 1995, which entitled him to additional compensation of 5.5% of annual net profits and, in the event of an IPO or sale of CSL, 5% of the proceeds from any such transaction.

    In June of 1996, the principal shareholders in CSL decided to formalize their arrangement with this officer as to his equity participation in the business. To effect this decision, the employee was granted a 15% equity interest in CML, which was merged into CSL effective January 1, 1997. Based on an independent appraisal, the Company valued the transaction at $627,640 and recorded the amount as a 1996 operating expense. On January 1, 1997, the officer entered into a new employment agreement with CSL, with no provisions as to the sharing of profits, or proceeds, in the event of an IPO or sale of CSL.

6.  COMMITMENTS

    Operating Leases-The Companies lease office space under renewable operating leases expiring through the year 2004. Such operating leases require the payment of monthly rent and certain operating expenses.

    As of December 31, 1996, the lease agreements require approximate annual lease payments as follows:

    Year                                                          Amount

    1997                                                      $1,113,000
    1998                                                       1,203,000
    1999                                                       1,153,000
    2000                                                         827,000
    2001                                                         472,000
    Thereafter                                                   318,000
                                                              ----------
    Total                                                     $5,086,000
                                                              ==========

    Total rent expense was approximately $820,000 and $598,000 for the years ended December 31, 1996 and 1995, respectively.

7.  PROFIT-SHARING AGREEMENT

    CSL has a profit-sharing agreement with a consultant to the Company. Such agreement provides for payments to be made to the individual based on 10% of income of the sites in existence at June 15, 1996, before taxes and certain management fees paid to officers of CSL, for the year. Amounts charged to expenses related to such agreements totaled approximately $314,000 and $433,000 for 1996 and 1995, respectively (see Note 10).

    Under the same agreement, in the event that a majority interest in the common stock of CSL is sold by CSL's stockholders, CSL is obligated to pay to the former consultant an amount up to a combined total of 10% of the consideration received by the stockholders.

8.  ACQUISITIONS

    All acquisitions have been accounted for using the purchase method of accounting, and operations of the acquired businesses have been included in the accompanying combined financial statements from their respective dates of acquisition. The excess of purchase price over the fair value of the net assets acquired is allocated to goodwill, noncompete covenants and trained workforces. Most purchase agreements provide for contingent payments based on targeted annual income of the acquired business, for a period of up to five years. Any such future payments are generally capitalized as goodwill when paid.

    On August 31, 1996, CSL acquired the business and certain assets of a single site clinical research company in Sarasota, Florida for $300,000 plus contingent consideration based on profitability measures over the next five years. The purchase price consisted of $100,000 of cash and the issuance of two subordinated promissory notes of $100,000 each. The contingent payments will equal 15% of the increase in adjusted income before tax, of the acquired business, over the prior year's amount. In no event shall the contingent payments be less than $221,025. The full amount of the minimum payments was accrued for at the date of the acquisition.


    On October 4, 1996, CSL acquired the business and certain assets of a multi-site clinical research company in Pennsylvania for $6,850,000 plus contingent consideration based on profitability measures over the next five years. The purchase price consisted of $3,100,000 of cash and the issuance of two subordinated promissory notes of $2,000,000 and $1,750,000, respectively. The contingent payments will equal 15% of the excess of adjusted income before tax over $2,000,000 per year for five years and, in the case of an initial public offering of the Companies' stock, $750,000 of such stock.

    The cost of the acquisitions was preliminarily allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. This allocation resulted in goodwill of $6,966,000, noncompete agreements of $355,000 and trained workforces of $50,000.

9.  STOCK OPTIONS

    In 1996, the Board of Directors of CSL (the "Board") adopted the 1996 Equity Incentive Plan, under which incentive and nonqualified options to purchase up to 10 shares of CSL's common stock may be granted over a ten-year period to directors, officers, employees and consultants. All option grants, prices and vesting periods are determined by the Board. Incentive stock options may be granted at a price not less than fair market value on the date of grant, as determined by the Board.

    A summary of stock option activity is as follows:

                                                                  Weighted
                                                 Number            Average
                                                   of             Exercise
                                                Options            Price

    Outstanding at December 31, 1995               --              $  --

    Granted                                       2.31              147,597
                                                --------           --------
    Outstanding at December 31, 1996              2.31              147,597
                                                --------           --------
    Exercisable at December 31, 1996            $0.634             $147,597
                                                ========           ========

    The following table sets forth information regarding options outstanding at December 31, 1996:

                                                                   Options Exercisable
                                                               -------------------------
                 Options Outstanding                                           Weighted
---------------------------------------------------------                       Average
                                  Weighted      Weighted                       Exercise
                                   Average       Average        Number         Price for
Number of          Exercise       Remaining      Exercise      Currently       Currently
Options             Price           Life          Price       Exercisable     Exercisable
  2.31             $147,597       9 years       $147,597         0.634          $147,597

    CSL uses the intrinsic value method to measure compensation expense associated with grants of stock options to employees. Because the option exercise price significantly exceeds the estimated fair value of the Company's stock at the grant date, the weighted average fair value of options granted in 1996 was $0. Accordingly, had CSL used the fair value method to measure compensation, reported net income (before distributions) would not have changed for 1996.

    The fair value of options on their grant date was measured using the Black-Scholes option pricing model. Key assumptions used to apply this pricing model are as follows:

                                                                         1996
    Risk-free interest rate                                              5.5%
    Expected life of option grants                                     10 years
    Expected volatility of underlying stock                               --
    Expected dividend payment rate, as a percentage of the stock
      price on the date of grant                                          --

    The option pricing model used was designed to value readily tradeable stock options with relatively short lives. The options granted to employees are not tradeable and have contractual lives of up to ten years. However, management believes that the assumptions used to value the options and the model applied yield a reasonable estimate of the fair value of the grants made under the circumstances.

10. SUBSEQUENT EVENTS

    On January 1, 1997, CSL and CML merged operations into one Delaware Subchapter S Corporation, also named Clinical Studies Ltd. Each share of CSL and CML was converted to 5,324.53 shares and 1,562.27 shares, respectively, of the new entity.

    On March 12, 1997, the shareholders of CSL signed a letter of intent to exchange the stock of CSL for stock of PhyMatrix Corp. ("PhyMatrix"), a publicly traded company. The purchase price will be determined based on the average five-day trading price of the PhyMatrix stock prior to closing, less any closing adjustments. The transaction is subject to the approval and the satisfaction of certain conditions.

    On April 9, 1997, CSL acquired the business and certain assets of Neuropsychiatric Services of Greater Washington, Inc. for $725,000 plus contingent consideration based on revenue and profitability measures over the next five years. The contingent payments will equal 10% of the excess gross revenue, as defined, provided the gross operating margins of the acquired business exceed 30%.

    The Company is in negotiations to settle its obligations to a consultant under a profit-sharing agreement (see Note 7). On April 23, 1997, CSL received a letter of understanding from the consultant proposing to settle the obligations under his profit-sharing agreement. Under the terms of the proposed settlement, the consultant would receive $2.5 million in cash and a promissory note for approximately $2,000,000.


                                   * * * * * *

CLINICAL STUDIES, LTD.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED
DECEMBER 31, 1994

INDEPENDENT AUDITORS' REPORT

                      Sansiveri, Kimball & McNamee, L.L.P.
                      ------------------------------------
                          CERTIFIED PUBLIC ACCOUNTANTS
                              BUSINESS CONSULTANTS

                                                          Michael A. DeCataldo
                                                          M. Douglas Fay
                                                          Joseph H. Kimball, Jr.
                                                          Stephen P. Massed
                                                          John J. McNamee
                                                          John L. Pucci
                                                          Jerry A. Sansiveri




                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Clinical Studies Ltd.:

We have audited the accompanying balance sheet of Clinical Studies Ltd. as of December 31, 1994, and the related statements of operations and deficit and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Clinical Studies Ltd. as of December 31, 1994, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.



/s/ Sansiveri, Kimball & McNamee, L.L.P.

April 14, 1997 (except for Note 7,
which is dated April 23, 1997)






55 Dorrance Street, Providence, RI 02903-2220 o Providence o Newport o Westerly
           401/331-0500, Fax 401/331-9040, E-Mail: skm@sansiveri.com

        Member of Division for CPA Firms/AICPA, SEC Practice Section and
                      Associated Regional Accounting Firms.

                             CLINICAL STUDIES LTD.

                                 BALANCE SHEET
                               DECEMBER 31, 1994
--------------------------------------------------------------------------------

                                    -ASSETS-

--------------------------------------------------------------------------------

CURRENT ASSETS (Notes 2 and 5):
  Cash and cash equivalents  ................................   $ 107,402
  Accounts receivable-contracts  ............................     214,175
                                                                ---------
      Total current assets  .................................     321,577
                                                                ---------

PROPERTY AND EQUIPMENT - At cost (Note 2):
  Furniture and office equipment  ...........................      87,379
  Medical equipment  ........................................      27,612
  Leasehold improvements  ...................................       4,800
                                                                ---------
      Total  ................................................     119,791
  Less accumulated depreciation and amortization  ...........      42,542
                                                                ---------
    Property and equipment, net  ............................      77,249

LEASED PROPERTY UNDER CAPITAL LEASE - Less accumulated
  amortization of $43,134 (Notes 2 and 6)  ..................     155,935
OTHER ASSET - Deposits  .....................................      13,933
                                                                ---------

      TOTAL  ................................................   $ 568,694
                                                                =========



--------------------------------------------------------------------------------

                     -LIABILITIES AND STOCKHOLDERS' EQUITY-

--------------------------------------------------------------------------------

CURRENT LIABILITIES:
  Current portion of obligation under capital lease
    (Note 4)  ...............................................   $  35,460
  Accounts payable - trade  .................................      86,420
  Deferred revenue  .........................................      57,400
  Accrued liabilities:
    Payroll and payroll taxes  ..............................     118,284
    Consulting fees  ........................................      95,929
                                                                ---------
      Total current liabilities  ............................     393,493

OBLIGATION UNDER CAPITAL LEASE - Less current portion
  (Note 4)  .................................................     127,713
                                                                ---------

COMMITMENTS (Note 4)

STOCKHOLDERS' EQUITY:
  Common stock - no par value; authorized 1,000 shares;
    issued and outstanding, 100 shares  ....................          100
  Additional paid in capital (Notes 4 and 6)  ..............      120,000
  Deficit  .................................................      (72,612)
                                                                ---------
      Total stockholders' equity  ..........................       47,488
                                                                ---------
      TOTAL  ...............................................     $568,694
                                                                =========



                       See notes to financial statement.

--------------------------------------------------------------------------------


                              CLINICAL STUDIES LTD.

                  STATEMENT OF OPERATIONS AND RETAINED DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1994
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

REVENUE (Note 5)  ................................................  $ 4,921,285
OPERATING EXPENSES  ..............................................    5,019,282
                                                                    -----------
LOSS FROM OPERATIONS  ............................................      (97,997)
                                                                    -----------

OTHER INCOME (DEDUCTION):
  Interest income  ...............................................          461
  Interest expense  ..............................................       (1,166)
                                                                    -----------
    Other deduction, net  ........................................         (705)
                                                                    -----------

NET LOSS  .........................................................     (98,702)
RETAINED EARNINGS, JANUARY 1, 1994  ...............................      26,090
                                                                    -----------
DEFICIT, DECEMBER 31, 1994  .......................................   $ (72,612)
                                                                    ===========

                        See notes to financial statement.


--------------------------------------------------------------------------------

                             CLINICAL STUDIES LTD.

                            STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
--------------------------------------------------------------------------------

RECONCILIATION OF CASH FLOWS FROM OPERATING
ACTIVITIES:
  Net loss ........................................................   $ (98,702)
  Noncash expenses and revenue included in net income -
    depreciation and amortization .................................      58,851
  Changes in operating assets and liabilities:
    Accounts receivable ...........................................     (29,427)
    Accounts payable and accrued expenses .........................     209,870
    Deferred revenue ..............................................    (221,065)
                                                                     ----------
NET CASH USED BY OPERATING ACTIVITIES ............................      (80,473)
                                                                     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of equipment .........................................      (73,916)
  Payments received on notes receivable - shareholder  ...........       70,000
  Payments received on notes receivable - other  .................       90,000
                                                                     ----------
NET CASH PROVIDED BY INVESTING ACTIVITIES  .......................       86,084
                                                                     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on obligations under capital leases  ..................      (35,896)
  Payments on note payable - stockholder  ........................      (21,000)
  Payments on note payable - related party  ......................      (39,780)
                                                                     ----------
NET CASH USED BY FINANCING ACTIVITIES  ...........................      (96,676)
                                                                     ----------
DECREASE IN CASH AND CASH EQUIVALENTS  ...........................      (91,065)

CASH AND CASH EQUIVALENTS, JANUARY 1, 1994  ......................      198,467
                                                                     ----------
CASH AND CASH EQUIVALENTS, DECEMBER 31, 1994  ....................    $ 107,402
                                                                     ==========

                       See notes to financial statements.

                              CLINICAL STUDIES LTD.

                          NOTES TO FINANCIAL STATEMENT

                                 ---------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Operations
     ----------

     Clinical Studies Ltd. (the Company) performs clinical research studies sponsored by pharmaceutical companies and clinical research organizations (sponsors). The Company enrolls patients, administers medications and submits data to the sponsors for analysis. The Company operates in Rhode Island, Massachusetts, Florida, Arizona, and Pennsylvania.

     Cash and Cash Equivalents
     -------------------------

     Cash and cash equivalents include demand deposits held at financial institutions and short-term investments with original maturities of less than three months.

     Accounts Receivable - Contracts
     -------------------------------

     Accounts receivable - contracts represents amounts owed to the Company by sponsors for work performed in accordance with contracts with such sponsors.

     Deferred Revenue
     ----------------

     Deferred revenue represents payments received in advance by the Company for performing work in accordance with contracts with sponsors.

     Revenue Recognition
     -------------------

     The company generates revenue based on contracts it enters into to perform clinical studies. Generally these contracts specify a fee to be received for patients enrolled in the study. Revenues are recognized as patient visits are conducted. Costs related to the studies are generally expensed as incurred. Payments received in excess of revenue recognized are reported as deferred revenue.

     Depreciation and Amortization

     Depreciation and amortization of equipment, leasehold improvements, and leased property under capital leases are computed using the straight-line method over 5 to 7 years, 31-1/2 years, and 5 years, respectively, for financial reporting purposes. Accelerated methods of depreciation and amortization are used for income tax purposes.

     Income Taxes
     ------------

     The Company, with the consent of its stockholders, has elected to be treated as an S Corporation as provided under the Internal Revenue Code, whereby income taxes are the liability of the stockholders. Accordingly, the accompanying balance sheet does not include a liability for Federal or state taxes and the statement of operations and retained deficit does not include a provision for such income taxes.

     Employee Benefit Plans
     ----------------------

     As of January 1, 1995, the Company began participating in a profit sharing plan for all employees. Such plan qualifies under section 401(k) of the Internal Revenue Code. The profit sharing plan covers all employees who have completed six months of service and have attained age twenty-one. The Company allows eligible employees to contribute up to 15% of their compensation and the Company may match up to 20% of the employee's contribution for the first 5% of covered compensation. In addition, the Company may elect to make additional contributions at the discretion of the Board of Directors.

     Estimates
     ---------

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

     Advertising
     -----------

     The Company expenses its advertising costs in the period in which such costs are incurred.


2. SHORT-TERM FINANCING ARRANGEMENT

     The Company has a line-of-credit agreement with a bank. The line-of-credit has maximum available borrowings of $175,000 and requires monthly payment of interest at the bank's prime rate plus 1%. Such note requires a 5% compensating cash balance and is collateralized by all business assets and the personal guarantees of a stockholder and an officer of the Company. As of December 31, 1994, the Company had no outstanding borrowings on such line of credit.

     On October 1, 1996, the Company entered into a $5,000,000 revolving line-of-credit agreement with a bank. Interest, payable monthly, is computed at .25% above the bank's base rate. Such agreement is collateralized by a security interest in all assets and the stock of Clinical Studies Ltd. and Clinical Marketing Ltd., a company related through common ownership. The agreement expires on September 30, 1999. In connection with this line-of-credit agreement, Clinical Studies Ltd. is subject to certain restrictive covenants, which provide for, among other things, the maintenance of certain financial ratios. The most restrictive financial covenants are the requirement to earn combined net income of $100,000 per quarter and maintain a net worth of $2.45 million at all times.

3. RELATED PARTY TRANSACTIONS

     Management fees consist of amounts paid for management related services to a stockholder and an officer of the Company who is related to the stockholders. Approximately $802,000 of such management fees were incurred for the year ended December 31, 1994.

4. COMMITMENTS

     Operating Leases
     ----------------

     The Company leases office space under various operating leases that expire at varying dates through the year 1999. Such operating leases require the payment of monthly rent and certain operating expenses.

     As of December 31, 1994, the lease agreements require approximate annual base rental payments as follows:

                                Year                          Amount
                               ------                         ------
           1995    ........................................  $161,000
           1996    ........................................   165,000
           1997    ........................................   136,000
           1998    ........................................   143,000
           1999    ........................................   111,000


     Rent expense for the year ended December 31, 1994 was approximately
     $305,000.

     Capital Lease
     -------------

     The Company leases certain equipment under a capital lease. The future minimum lease payments under the capital lease, together with the present value of the net minimum lease payments as of December 31, 1994 are as follows:

                                    Year                         Amount
                                    ----                         ------
           1995  ............................................   $53,133
           1996  ............................................    53,133
           1997  ............................................    53,133
           1998  ............................................    45,163
                                                                -------
           Net minimum lease payments  ......................   204,562
           Less amount representing interest  ...............    41,389
                                                                -------
           Present value of net minimum lease payments  .....   163,173
           Less current portion  ............................    35,460
                                                                -------
           Long-term portion of obligation under
             capital lease  .................................  $127,713
                                                               ========

     Consulting Agreement
     --------------------

     The Company has an agreement with a consultant whereby for consideration paid in the amount of $120,000, the consultant is to receive up to 10% of income, before taxes and certain management fees paid to officer of the Company for the year. The payment is limited to that percentage of net income (as specified in the agreement) of sites in existence on June 15, 1996. In the event that a majority interest in the Company is sold, such consultant is entitled up to 10% of the proceeds of the sale.

     Contingent Obligations
     ----------------------

     As of December 31, 1995, in the event that a majority interest in the common stock of Clinical Studies Ltd. is sold by the Company's stockholders, Clinical Studies Ltd. is obligated to pay to one of its officers and another party an amount up to a combined total of 15% of the consideration received by the stockholders. Alternatively, in the event that Clinical Studies Ltd. registers a class of its equity securities under the Securities Act of 1933, the officer of Clinical Studies Ltd. will be entitled to receive 5% of such class of equity securities.


5. CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash in the bank in excess of FDIC insurance limits and accounts receivable - contracts. As of December 31, 1994, the Company has approximately $69,000 in the bank in excess of FDIC insurance limits. These funds are on deposit with a high credit quality financial institution. Management believes that credit risk with respect to accounts receivable - contracts is limited due to the large number of customers comprising the Company's customer base and the credit worthiness of its customer base. The Company has not experienced any significant credit losses.

     At December 31, 1994, two customers accounted for 100% of accounts receivable - contracts.

     Contract revenue associated with three pharmaceutical companies accounted for approximately 59% of revenue for the year ended December 31, 1994.

6.  SUPPLEMENTAL CASH FLOW INFORMATION

     The accompanying statement of cash flows excludes the effect of the following noncash transactions:

     o During 1994, the lease of certain equipment resulted in an asset and obligation under capital lease of approximately $199,000;

     o During 1994, the Company entered into an agreement whereby a consultant receives 10% of the net profits of the company in exchange for consideration of $120,000. This consideration was an amount of a liability which was due to such consultant. The effect of this transaction was an increase of additional paid in capital and a reduction of deferred revenue of $120,000.

7.  SUBSEQUENT EVENTS


     Clinical Marketing Ltd., a company owned by a shareholder and a relative of another shareholder of Clinical Studies, Ltd., began operations on September 1, 1995 and provides advertising and mixed media promotion services for the Company.

     On August 31, 1996, the Company acquired the business and certain assets of a single site clinical research company in Sarasota, Florida for $300,000 plus contingent consideration based on profitability measures over the next five years. The contingent payments will equal 15% of the increase in adjusted income before tax, of the acquired business, over the prior year's amount. In no event shall the contingent payments be less than $221,025.

     On October 4, 1996, the Company acquired the business and certain assets of a multi-site clinical research company in Pennsylvania for approximately $6,850,000 plus contingent consideration based on profitability measures over the next five years. The contingent payments will equal 15% of the excess of adjusted income before tax over $2,000,000.

     On January 1, 1997, the Company and Clinical Marketing Ltd. merged operations into one Delaware Subchapter S Corporation, also named Clinical Studies Ltd. Each share of the Company and Clinical Marketing Ltd. was converted to 5,324.53 shares and 1,562.27 shares, respectively, of the new entity.

     On March 12, 1997, the shareholders of the Company signed a letter of intent to sell Clinical Studies Ltd. to PhyMatrix Corp. (PhyMatrix), a publicly traded company. The purchase price will be determined based on the average five-day trading price of the PhyMatrix stock prior to closing, less any closing adjustments. The transaction is subject to the approval and the satisfaction of certain conditions.

     On April 9, 1997, the Company acquired the business and certain assets of Neuropsychiatric Services of Greater Washington, Inc. for $725,000 plus contingent consideration based on revenue and profitability measures over the next five years. The contingent payments will equal 10% of the excess gross revenue, as defined, provided the gross operating margins of the acquired business exceed 30%.

     On April 23, 1997, the Company received a letter of understanding from a former consultant (see Note 4) to settle the obligations under his profit-sharing agreement. Under the terms of the proposed settlement, the former consultant will receive $2.5 million in cash and a promissory note for approximately $2,000,000.

                                                                        Schedule
                                                                        --------

                              CLINICAL STUDIES LTD.
                         SCHEDULE OF OPERATING EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1994

--------------------------------------------------------------------------------

Payroll ..................................................     $1,548,800
Management fees ..........................................        802,000
Consulting fees ..........................................        742,280
Advertising ..............................................        482,315
Rent .....................................................        305,647
Office expense ...........................................        179,303
Payroll taxes ............................................        131,598
Employee benefits ........................................        133,354
Travel and entertainment .................................         95,461
Telephone ................................................         96,598
Insurance ................................................         29,159
Professional fees ........................................         73,467
Depreciation and amortization ............................         58,851
Patient travel ...........................................         97,572
Postage ..................................................         30,425
Utilities ................................................         27,625
Supplies .................................................         98,742
Dues and subscriptions ...................................          3,409
Taxes ....................................................         14,247
Administrative ...........................................         42,500
Repairs and maintenance ..................................          3,867
Donations ................................................          1,905
Education ................................................          3,808
Licenses and fees ........................................          5,592
Miscellaneous ............................................         10,757
                                                               -----------
Total ....................................................     $5,019,282
                                                               ==========